UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  ___)*

Ensco plc
(Name of Issuer)

Class A Ordinary Shares, par value $0.10 per share
(Title of Class of Securities)

26874Q109
(CUSIP Number)

June 30, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ]           Rule 13d-1(b)

 [x]           Rule 13d-1(c)

 [  ]           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26874Q109

1	Names of Reporting Persons. Greenlight Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,653,228 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,653,228 shares**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,653,228 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.9%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

CUSIP NO. 26874Q109

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 5,932,691 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 5,932,691 shares**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,932,691 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 4.2%**
12	Type of Reporting Person (See Instructions) CO

**SEE ITEM 4(b).

CUSIP NO. 26874Q109

1	Names of Reporting Persons. DME Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 282,972 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 282,972 shares**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 282,972 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.2%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

CUSIP NO. 26874Q109

1	Names of Reporting Persons. DME Advisors, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,049,400 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,049,400 shares**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,049,400 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.7%**
12	Type of Reporting Person (See Instructions) PN

**SEE ITEM 4(b).

CUSIP NO. 26874Q109

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 434,789 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 434,789 shares**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 434,789 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.3%**
12	Type of Reporting Person (See Instructions) PN

**SEE ITEM 4(b).

CUSIP NO. 26874Q109

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,484,189 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,484,189 shares**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,484,189 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.0%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

CUSIP NO. 26874Q109

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 7,416,880 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 7,416,880 shares**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,416,880 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.2%**
12	Type of Reporting Person (See Instructions) IN

**SEE ITEM 4(b).

CUSIP NO. 26874Q109

SCHEDULE 13G

This Schedule 13G is being filed on behalf of Greenlight Capital, LLC, a Delaware limited liability company ("Greenlight LLC"), Greenlight Capital, Inc., a Delaware corporation ("Greenlight Inc."), DME Management GP, LLC, a Delaware limited liability company ("DME Management GP"), DME Advisors, LP, a Delaware limited partnership ("DME Advisors"), DME Capital Management, LP, a Delaware limited partnership ("DME CM"), DME Advisors GP, LLC, a Delaware limited liability company ("DME GP" and together with Greenlight LLC, Greenlight Inc., DME Management GP, DME Advisors and DME CM, "Greenlight"), and Mr. David Einhorn, the principal of Greenlight (collectively with Greenlight, the "Reporting Persons").

This Schedule 13G relates to Class A Ordinary Shares, par value $0.10 ("Class A Ordinary Shares"), of Ensco plc, a public limited company incorporated under English law (the "Issuer"), purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund") of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified") of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (iii) Greenlight Capital Offshore Partners ("Greenlight Offshore") for which Greenlight Inc. acts as investment manager, (iv) a managed account for which DME Advisors acts as investment manager, (v) Greenlight Capital (Gold), LP ("Greenlight Gold") of which DME Management GP is the general partner and for which DME CM acts as investment manager, and (vi) Greenlight Capital Offshore Master (Gold), Ltd. ("Greenlight Gold Offshore") for which DME CM acts as investment manager.  DME GP is the general partner of DME Advisors and of DME CM.

Item 1

(a)	Name of Issuer
Ensco plc
(b)	Address of Issuer’s Principal Executive Offices
6 Chesterfield Gardens London, England W1J 5BQ

Item 2

(a)	Name of Person Filing

This statement is being filed on behalf of each of the following persons:
(i) Greenlight Capital, LLC;
(ii) Greenlight Capital, Inc.;
(iii) DME Management GP, LLC;
(iv) DME Advisors, LP;
(v) DME Capital Management, LP;
(vi) DME Advisors GP, LLC; and
(vii) David Einhorn.

(b)	Address of Principal Business Office or, if none, Residence
The principal business office of each the Reporting Persons is 140 East 45th Street, 24th Floor, New York, New York 10017.

CUSIP NO. 26874Q109

(c)	Citizenship

(i) Greenlight LLC is a limited liability company organized under the laws of the State of Delaware.
(ii) Greenlight Inc. is a corporation organized under the laws of the State of Delaware.
(iii) DME Management GP is a limited liability company organized under the laws of the State of Delaware.
(iv) DME Advisors, LP is a limited partnership organized under the laws of the State of Delaware.
(v) DME Capital Management, LP is a limited partnership organized under the laws of the State of Delaware.
(vi) DME GP is a limited liability company organized under the laws of the State of Delaware.
(vii) David Einhorn is a United States citizen.

(d)	Title of Class of Securities
Class A Ordinary Shares, par value $0.10 per share
(e)	CUSIP Number
26874Q109

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP NO. 26874Q109

Item 4	Ownership:

Item 4(a)	Amount Beneficially Owned:

i)	Greenlight LLC may be deemed the beneficial owner of an aggregate of 2,653,228 Class A Ordinary Shares held for the accounts of Greenlight Fund and Greenlight Qualified.

ii)	Greenlight Inc. may be deemed the beneficial owner of an aggregate of 5,932,691 Class A Ordinary Shares held for the accounts of Greenlight Fund, Greenlight Qualified and Greenlight Offshore.

iii)	DME Management GP may be deemed the beneficial owner of 282,972 Class A Ordinary Shares held for the account of Greenlight Gold.

iv)	DME Advisors may be deemed the beneficial owner of 1,049,400 Class A Ordinary Shares held for the account of a managed account for which DME Advisors acts as investment manager.

v)	DME CM may be deemed the beneficial owner of 434,789 Class A Ordinary Shares held for the accounts of Greenlight Gold and Greenlight Gold Offshore.

vi)
DME GP may be deemed the beneficial owner of 1,484,189 Class A Ordinary Shares held for the accounts of Greenlight Gold, Greenlight Gold Offshore and a managed account for which DME Advisors acts as investment manager.

vii)
Mr. Einhorn may be deemed the beneficial owner of 7,416,880 Class A Ordinary Shares. This number consists of: (A) an aggregate of 2,653,228 Class A Ordinary Shares held for the accounts of Greenlight Fund and Greenlight Qualified, (B) 3,279,463 Class A Ordinary Shares held for the account of Greenlight Offshore, (C) 282,972 Class A Ordinary Shares held for the account of Greenlight Gold, (D) 151,817 Class A Ordinary Shares held for the account of Greenlight Gold Offshore, and (E) 1,049,400 Class A Ordinary Shares held for a managed account for which DME Advisors acts as investment manager.

The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the Class A Ordinary Shares owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore, Greenlight Gold, Greenlight Gold Offshore or any managed account for which DME Advisors acts as investment manager.  Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership except to the extent of their pecuniary interest in any Class A Ordinary Shares, if applicable.

CUSIP NO. 26874Q109

Item 4(b)	Percent of Class:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person. The denominator for determining the percentage of Class A Ordinary Shares held by each of the Reporting Persons was 142,519,853, which is the number of Class A Ordinary Shares represented by the American depository shares reported by the Issuer as being outstanding as of April 21, 2010, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on April 22, 2010 with the Securities and Exchange Commission.

Item 4(c)        Number of shares as to which each such person has voting and dispositive power:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits                      Exhibit

99.1                     Joint Filing Agreement by and among the Reporting Persons.

CUSIP NO. 26874Q109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              July 12, 2010
GREENLIGHT CAPITAL, LLC

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

GREENLIGHT CAPITAL, INC.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME MANAGEMENT GP, LLC

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME ADVISORS, LP

By: DME Advisors GP, LLC,
its general partner

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME CAPITAL MANAGEMENT, LP

By: DME Advisors GP, LLC,
its general partner

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME ADVISORS GP, LLC

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

/s/DANIEL ROITMAN**
Daniel Roitman, on behalf of David Einhorn

** The Power of Attorney executed by David Einhorn, authorizing the signatory to sign and file this Schedule 13G on David Einhorn’s behalf, filed as Exhibit 99.2 to the Schedule 13G filed with the Securities and Exchange Commission on May 24, 2010 by the Reporting Persons with respect to the common stock of NCR Corporation, is hereby incorporated by reference.

CUSIP NO. 26874Q109

EXHIBIT INDEX

Exhibit No.                           Description

Exhibit 99.1                           Joint Filing Agreement by and among the Reporting Persons.